Exhibit 99.1

NEWS RELEASE

NASDAQ:EU

TSXV:EU

January 15, 2024

www.encoreuranium.com

enCore Energy Announces Filing of Early Warning Report

DALLAS, Texas – January 15, 2024: enCore Energy Corp. (“enCore” or the “Company”) (NASDAQ:EU; TSXV:EU) announced today that it has disposed of a total of 15,000,000 common shares in the capital of Anfield Energy Inc. (“Anfield”) (TSX.V:AEC; OTCQB:ANLDF).

On January 3, 2024 and January 12, 2024, enCore sold a total of 15,000,000 common shares of Anfield for approximate proceeds of $1,097,900. The shares were sold through the facilities of the TSX Venture Exchange at prices ranging from $0.07 to $0.08 per share.

Immediately prior to the foregoing dispositions, enCore held 185,000,000 common shares of Anfield, representing approximately 18.60% of the outstanding common shares of Anfield. Following the dispositions, enCore holds 170,000,000 common shares of Anfield, representing approximately 16.84% of Anfield’s outstanding common shares. This represents an approximate 1.76% decrease in enCore’s ownership and/or control over common shares of Anfield on an undiluted basis. enCore does not own any convertible securities of Anfield.

enCore holds the shares of Anfield for investment purposes, and may, depending on market and other conditions, increase or decrease its beneficial ownership of the Company's securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The disclosure respecting enCore's shareholdings contained in this news release is made pursuant to National Instrument 62-103 and a report respecting the above dispositions will be filed with the applicable securities commissions and will be available for viewing at www.sedarplus.ca. A copy of the report may also be obtained by contacting William M. Sheriff, Executive Chairman, 361-239-5449, or at info@encoreuranium.com.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central In-Situ Recovery (“ISR”) Uranium Processing Plant (“CPP”) in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a wellfield using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

For further information please contact:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.